Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 13, 2012, except for notes 2, 16, and 18 as to which the date is October 31, 2012, with respect to the consolidated financial statements and schedules of Aviv REIT, Inc. and Subsidiaries, and our report dated March 13, 2012, except for notes 2, 16, and 18 as to which the date is October 31, 2012, with respect to the consolidated financial statements and schedules of Aviv Healthcare Properties Limited Partnership and Subsidiaries, included in the Registration Statement (Form S-11) and related Prospectus of Aviv REIT, Inc. and Subsidiaries for the registration of its common stock.

/s/ Ernst & Young LLP

Chicago, Illinois

October 31, 2012